24.0     CERTIFICATE OF QUALIFIED PERSON

Barton G. Stone, P.G.
165 S. Union Blvd., Suite 950
Lakewood, CO 80228
303-986-6950

As an author of the report entitled "Feasibility NI 43-101 Technical Report for the El Morro Project, Region III, Chile" dated May 9, 2008 (the "Technical Report") and prepared on behalf of Metallica Resources, Inc. (the "Issuer"), I, Barton G. Stone, P.G., do hereby certify that:

I am:

  A Professional Geologist (#G-1341) in the state of Oregon, USA, a Professional Geologist (#1903) in the state of North Carolina, USA, a member of the American Association of Professional Geologists (CPG-11114), a member of the American Institute Of Mining, Metallurgical, and Petroleum Engineers, Inc. (SME), and a member of the Society Of Economic Geologists (SEG).

  I graduated from Dalhousie University, Halifax, Nova Scotia with a Bachelor of Science degree in geology in 1968 and subsequently obtained a Master of Business degree in cost control and productivity from Regent University in 1988, and I have practiced my profession continuously since 1968.

  Since 1968, I have been involved in mine geology, mineral exploration and evaluation of mineral properties for gold, silver, copper, lead, zinc, uranium, fluorite, corundum and nickel; in the United States, Canada, Australia, Mexico, El Salvador, Columbia, Peru, Chile, Argentina, Kazakhstan, Russia, Mali, Zimbabwe, Kenya, Venezuela and Guyana.

  As a result of my experience and qualification I am a Qualified Person as defined under the terms of NI 43-101.

  I am presently Chief Geologist with the international resource and mining consulting company of Pincock, Allen & Holt, and have been so since September 2006.

  I visited the El Morro Project on May 1-3, 2007. During this visit I discussed the project geology and mineralogy with the personnel, reviewed drill core and toured the underground decline.

  I am responsible for Sections 7 through 15, Geology, and Section 17, Resources and Reserves of the report ("the Technical Report") relating to the El Morro Project.

  As of the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to make the Technical Report not misleading.

  I have not had prior involvement with the property that is the subject of this report. I have not received, nor do I expect to receive, any interest, directly or indirectly, from Metallica Resources, Inc., any affiliate, or associate company.

  I am independent of the Issuer in accordance with the application of Section 1.4 of NI 43-101.

  I have read NI 43-101, Form 43-101F1, and the Companion Policy 43-101CP, and this Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.